OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6 )1

Monmouth Real Estate Investment Corporation
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
609720-10-7
(CUSIP Number)
Matthew T. Moroun
Chairman of the Board
Oakland Financial Corporation
34200 Mound Road
Sterling Heights, Michigan 48310
(800) 201-0450
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Oakland Financial Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
38-3276605

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SEE ITEM 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		108,915

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,834,371*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		108,915

WITH	10	SHARED DISPOSITIVE POWER:

1,834,371*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

108,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* Consists of (i) 108,915 shares owned by Oakland Financial Corporation, (ii) 588,512 shares owned by Liberty Bell Agency, Inc., (iii) 1,071,185 owned by Cherokee Insurance Company, (iv) 38,981 owned by Erie Manufactured Home Properties, LLC, and (v) 26,778 owned by Matthew T. Moroun as of the close of business on March 10, 2006. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

1	NAMES OF REPORTING PERSONS: Liberty Bell Agency, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
38-2338264

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SEE ITEM 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7	SOLE VOTING POWER:

NUMBER OF		588,512

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,834,371*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		588,512

WITH	10	SHARED DISPOSITIVE POWER:

1,834,371*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

588,512

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Consists of (i) 108,915 shares owned by Oakland Financial Corporation, (ii) 588,512 shares owned by Liberty Bell Agency, Inc., (iii) 1,071,185 owned by Cherokee Insurance Company, (iv) 38,981 owned by Erie Manufactured Home Properties, LLC, and (v) 26,778 owned by Matthew T. Moroun as of the close of business on March 10, 2006. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

1	NAMES OF REPORTING PERSONS: Cherokee Insurance Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
38-3464294

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SEE ITEM 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7	SOLE VOTING POWER:

NUMBER OF		1,071,185

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,834,371*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,071,185

WITH	10	SHARED DISPOSITIVE POWER:

1,834,371*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,071,185

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IC
* Consists of (i) 108,915 shares owned by Oakland Financial Corporation, (ii) 588,512 shares owned by Liberty Bell Agency, Inc., (iii) 1,071,185 owned by Cherokee Insurance Company, (iv) 38,981 owned by Erie Manufactured Home Properties, LLC, and (v) 26,778 owned by Matthew T. Moroun as of the close of business on March 10, 2006. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

1	NAMES OF REPORTING PERSONS: Erie Manufactured Home Properties, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
38-3153222

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SEE ITEM 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7	SOLE VOTING POWER:

NUMBER OF		38,981

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,834,371*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,981

WITH	10	SHARED DISPOSITIVE POWER:

1,834,371*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,981

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Consists of (i) 108,915 shares owned by Oakland Financial Corporation, (ii) 588,512 shares owned by Liberty Bell Agency, Inc., (iii) 1,071,185 owned by Cherokee Insurance Company, (iv) 38,981 owned by Erie Manufactured Home Properties, LLC, and (v) 26,778 owned by Matthew T. Moroun as of the close of business on March 10, 2006. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

1	NAMES OF REPORTING PERSONS: Matthew T. Moroun, An Individual

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SEE ITEM 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7	SOLE VOTING POWER:

NUMBER OF		26,778

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,834,371*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,778

WITH	10	SHARED DISPOSITIVE POWER:

1,834,371*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Consists of (i) 108,915 shares owned by Oakland Financial Corporation, (ii) 588,512 shares owned by Liberty Bell Agency, Inc., (iii) 1,071,185 owned by Cherokee Insurance Company, (iv) 38,981 owned by Erie Manufactured Home Properties, LLC, and (v) 26,778 owned by Matthew T. Moroun as of the close of business on March 10, 2006. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

AMENDMENT NO. 6 TO
STATEMENT PURSUANT TO RULE 13d-1
OF THE GENERAL RULES AND REGULATIONS
UNDER THE SECURITIES ACT OF 1934, AS AMENDED
     This Amendment No. 6 amends Amendment No. 5 (as filed on June 10, 2005, “Amendment No. 5”) to the Statement on Schedule 13D (as filed on March 22, 2002, the “Schedule 13D”) in relation to shares of Class A common stock, par value $.01 per share (the “Common Stock”) of Monmouth Real Estate Investment Corporation, a Maryland corporation (“Issuer”). Capitalized terms used but not defined herein have the meanings attributed to them in Amendments Nos. 1 through 5, or the original Schedule 13D.
     Items 3, 4, and 5 of Amendments Nos. 1 through 5, and the original Schedule 13D are hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration.
     The first sentence of the first paragraph of Item 3 of Amendments Nos. 1 through 5, and the original Schedule 13D is hereby amended and restated in its entirety to read as follows:
     The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $13,389,494.
     The fifth paragraph of Item 3 of Amendment No. 3, Amendment No. 4, and Amendment No. 5 is hereby amended and restated in its entirety to read as follows:
     Upon filing the June 10, 2005 Amendment No. 5 to the Statement on Schedule 13D, Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun collectively owned 1,630,865 shares of Common Stock, or 9.06% of the outstanding shares of Common Stock. At March 10, 2006, Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun collectively owned 1,834,371 shares of Common Stock, or 9.54% of the outstanding shares of Common Stock.
     The increase from 9.06% ownership of the outstanding shares of Common Stock as of the June 10, 2005 filing to 9.54% at March 10, 2006 is attributable to the net effect of:
1)	Issuer issued 1,217,044 (6.8%) new shares of Common Stock between June 10, 2005 and March 10, 2006, as shares outstanding increased from 18,006,334 to 19,223,878 during such period.

2)	Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun collectively had a net increase in owned shares of Common Stock of 203,506 shares, increasing their collective owned shares by 12.5% from 1,630,865 shares at June 10, 2005 to 1,834,371 shares at March 10, 2006.

Item 4.	Purpose of Transaction.
     The first sentence of the first paragraph of Item 4 of Amendments Nos. 1 through 5, and the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun had net acquisitions of 203,506 shares of Common Stock between June 10, 2005 and March 10, 2006, bringing their total ownership of the outstanding shares of Common Stock to 9.54%, up from 9.06% at June 10, 2005.

Item 5.	Interest in Securities of the Issuer.
     Paragraphs (a), (b), and (c) of Item 5 of Amendments Nos. 1 through 5, and the Schedule 13D are hereby amended and restated in their entirety to read as follows:
     (a) As of March 10, 2006, Oakland owned 108,915 shares of Common Stock, or approximately 0.57% of the outstanding shares of Common Stock, Liberty Bell owned 588,512 shares of Common Stock, or approximately 3.06% of the outstanding shares of Common Stock, Cherokee owned 1,071,185 shares, or approximately 5.57% of the outstanding shares of Common Stock, Erie owned 38,981 shares, or approximately 0.20% of the outstanding shares of Common Stock, and Matthew T. Moroun owned 26,778 shares, or approximately 0.14% of the outstanding shares of Common Stock. On a collective basis, as of March 10, 2006, the reporting persons beneficially owned an aggregate of approximately 9.54% of the outstanding shares of Common Stock.
     The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock as reported by Issuer in its Form 10-Q for the quarter ended December 31, 2005. The total number of outstanding shares of Common Stock owned by Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun does not include any shares acquired pursuant to Issuer’s Dividend and Reinvestment Plan (“DRP”) after March 10, 2006.
     (b) As of March 10, 2006, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 108,915 shares of Common Stock, or approximately 0.57% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 588,512 shares of Common Stock, or approximately 3.06% of the outstanding shares of Common Stock, Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 1,071,185 shares of Common Stock, or approximately 5.57% of the outstanding shares of Common Stock, Erie had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 38,981 shares of Common Stock, or approximately 0.20% of the outstanding shares of Common Stock, and Matthew T. Moroun had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 26,778 shares of Common Stock, or approximately 0.14% of the outstanding shares of Common Stock.
     (c) During the 60-day period preceding the date of this Amendment No. 6, Oakland acquired 2,580 shares of Common Stock through open market and/or DRP purchases at a cost of $7.75 per share, for a total cost of $20,000.

     During the 60-day period preceding the date of this Amendment No. 6, Liberty Bell acquired 2,580 shares of Common Stock through open market and/or DRP purchases at a cost of $7.75 per share, for a total cost of $20,000. Liberty Bell sold 23,685 shares of Common Stock through open market sales at a price of $8.30, for total proceeds of $195,837.
     During the 60-day period preceding the date of this Amendment No. 6, Cherokee acquired 2,580 shares of Common Stock through open market and/or DRP purchases at a cost of $7.75 per share, for a total cost of $20,000.
     During the 60-day period preceding the date of this Amendment No. 6, Matthew T. Moroun acquired 2,580 shares of Common Stock through open market and/or DRP purchases at a cost of $7.75 per share, for a total cost of $20,000.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 13, 2006

OAKLAND FINANCIAL CORPORATION

By:	/s/Mark J. Dadabbo

Name:	Mark J. Dadabbo
Title:	President

LIBERTY BELL AGENCY, INC.

By:	/s/Mark J. Dadabbo

Name:	Mark J. Dadabbo
Title:	President

CHEROKEE INSURANCE COMPANY

By:	/s/Mark J. Dadabbo

Name:	Mark J. Dadabbo
Title:	President

ERIE MANUFACTURED HOME PROPERTIES, LLC

By:	/s/Mark J. Dadabbo

Name:	Mark J. Dadabbo
Title:	President

MATTHEW T. MOROUN

By:	/s/Matthew T. Moroun

Name:	Matthew T. Moroun, An Individual